Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Registration Number: 333-199116

Date: October 23, 2014

IMPORTANT INFORMATION:

An offer to purchase all of the issued and outstanding registered shares of Foster Wheeler AG (the “Offer”) is being made by AMEC plc (the “Offeror”) through AMEC International Investments BV, a wholly-owned subsidiary of the Offeror.

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the Offer, the Offeror has filed a registration statement on Form F-4, which includes a prospectus, and a Tender Offer statement on Schedule TO (the “Schedule TO”). The Offer is being made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the Offer (the “Offer Document”) and a letter of transmittal and form of acceptance (the “Acceptance Forms”) which have been delivered to Foster Wheeler AG, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler AG shareholders. The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER AG ARE URGED TO READ ALL DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The Offer Document, the Schedule TO and other related documents filed by the Offeror and Foster Wheeler AG are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC may also be obtained without charge at the Offeror’s website, www.amec.com or at Foster Wheeler’s website www.fwc.com, respectively.

While the Offer is being made to all holders of Foster Wheeler AG common shares, this material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following is the AMEC Chairman’s script for the General Meeting held on October 23, 2014:

AMEC plc

GENERAL MEETING OF THE COMPANY TO BE HELD AT

LINKLATERS LLP, ONE SILK STREET, LONDON, EC2Y 8HQ

ON THURSDAY 23 OCTOBER 2014 COMMENCING AT 11.00AM

CHAIRMAN — JOHN CONNOLLY

A G E N D A

Chairman	GOOD MORNING EVERYONE, AND WELCOME TO AMEC’S GENERAL MEETING, WHICH IS BEING HELD IN CONNECTION WITH AMEC’S PROPOSED ACQUISITION OF FOSTER WHEELER.

BEFORE WE COMMENCE THE FORMALITIES, I WOULD LIKE TO RUN THROUGH THE FIRE ALARM PROCEDURES - AND THEN TALK ABOUT THE PURPOSE OF THE MEETING.

THERE IS NO FIRE ALARM TEST PLANNED FOR TODAY SO IF THE FIRE ALARM DOES SOUND, YOU MUST IMMEDIATELY EVACUATE THE ROOM THROUGH THE DESIGNATED FIRE DOORS. OUR STAFF AND THE STAFF FROM LINKLATERS WILL BE ON HAND TO ASSIST YOU.

SO, MOVING ON TO THE PURPOSE OF THE MEETING.

WE ANNOUNCED A RECOMMENDED OFFER FOR FOSTER WHEELER ON 13 FEBRUARY THIS YEAR. THE OFFER LAUNCHED ON 7 OCTOBER AND IS SET TO EXPIRE AT 11:59 (EST) ON 4 NOVEMBER. WE BELIEVE THAT THE COMBINATION OF AMEC AND FOSTER WHEELER MAKES STRATEGIC AND FINANCIAL SENSE. IT WILL ADD MID AND DOWNSTREAM OIL & GAS CAPABILITIES TO OUR EXISTING UPSTREAM FOCUS AND WILL EXPAND OUR GEOGRAPHIC FOOTPRINT. WE EXPECT ANNUALISED COST SYNERGIES OF AT LEAST $75 MILLION PER YEAR BUT MORE IMPORTANT ARE THE ADDITIONAL OPPORTUNITIES IT BRINGS FOR GROWTH. WE HAVE ALREADY ANNOUNCED THAT TWO DIRECTORS FROM FOSTER WHEELER, KENT MASTERS AND STEPHANIE NEWBY, WILL JOIN OUR BOARD AS NON-EXECUTIVES FOLLOWING COMPLETION OF THE DEAL.  HOWEVER THE ACQUISITION IS CONDITIONAL ON, AMONGST OTHER THINGS, AMEC SHAREHOLDERS’ APPROVAL.

PAUSE AND NOW TO THE FORMAL BUSINESS OF THE MEETING.

AS WE HAVE DONE PREVIOUSLY, VOTING ON EACH RESOLUTION WILL BE BY WAY OF POLL RATHER THAN A SHOW OF HANDS. YOU WILL HAVE BEEN PROVIDED WITH A POLL CARD AT REGISTRATION.  WE BELIEVE THAT A POLL IS MORE REPRESENTATIVE OF THE SHAREHOLDERS’ VOTING INTENTIONS BECAUSE SHAREHOLDER VOTES ARE COUNTED ACCORDING TO THE NUMBER OF SHARES HELD AND ALL VOTES TENDERED ARE TAKEN INTO ACCOUNT.

IF YOU ARE A PROXY WHO IS VOTING ON BEHALF OF MORE THAN ONE SHAREHOLDER, YOU SHOULD COMPLETE A SEPARATE VOTING CARD FOR EACH SHAREHOLDER.  SIMILARLY, IF YOU ARE A SHAREHOLDER OR A PROPERLY APPOINTED REPRESENTATIVE OF A CORPORATE BODY VOTING IN RESPECT OF YOUR OWN SHARES AND AS A PROXY FOR ANOTHER PERSON OR PERSONS, YOU SHOULD COMPLETE ONE VOTING CARD IN RESPECT OF YOUR OWN SHARES AND A SEPARATE ONE FOR EACH OF THE OTHER SHAREHOLDINGS THAT YOU ARE REPRESENTING.

IF YOU ARE A SHAREHOLDER AND HAVE ALREADY SENT IN A PROXY FORM AND DO NOT WISH TO CHANGE THE WAY IN WHICH YOU HAVE INSTRUCTED YOUR PROXY TO VOTE, YOU SHOULD NOT COMPLETE VOTING PAPERS NOW.

IF YOU REQUIRE ANY ADDITIONAL VOTING PAPERS PLEASE RAISE YOUR HAND AND A REPRESENTATIVE FROM OUR REGISTRARS WILL DEAL WITH YOU.

PLEASE INSERT A CROSS IN THE APPROPRIATE BOX AGAINST EACH RESOLUTION AND ENSURE THAT YOUR VOTING FORM IS SIGNED.  PLEASE PLACE YOUR VOTING FORM IN THE BALLOT BOX AS YOU LEAVE THE ROOM AT THE END OF THE MEETING. THE POLL WILL CLOSE TEN MINUTES AFTER THE CONCLUSION OF THE MEETING.

I WILL NOW READ EACH RESOLUTION, FOLLOWING WHICH YOU SHOULD MARK YOUR VOTING CARDS AS APPROPRIATE.

Chairman (Resolution 1)	RESOLUTION 1 AS SET OUT IN THE NOTICE OF MEETING IS THAT THE ACQUISITION OF FOSTER WHEELER BE APPROVED AND TO ALLOT NEW AMEC SHARES TO FOSTER WHEELER SHAREHOLDERS - ARE THERE ANY QUESTIONS?

Chairman (Resolution 2)	RESOLUTION 2 AS SET OUT IN THE NOTICE OF MEETING RENEWS THE AUTHORITY OF THE DIRECTORS TO ALLOT SHARES IN THE CAPITAL OF THE COMPANY - ARE THERE ANY QUESTIONS?

Chairman	RESOLUTION 3 IS A SPECIAL RESOLUTION AS SET OUT IN THE NOTICE
(Resolution 3)	OF MEETING AND IS SUBJECT TO THE PASSING OF RESOLUTION 2. IT RELATES TO THE AUTHORITY OF THE DIRECTORS TO ALLOT SHARES FOR CASH - ARE THERE ANY QUESTIONS?

Chairman	RESOLUTION 4 IS A SPECIAL RESOLUTION AS SET OUT IN THE NOTICE

(Resolution 4)	OF MEETING AND RELATES TO THE EXTENSION AND RENEWAL OF THE LIMITED AUTHORITY OF THE COMPANY TO MAKE MARKET PURCHASES OF SHARES IN THE CAPITAL OF THE COMPANY - ARE THERE ANY QUESTIONS?

Chairman (Resolution 5)	RESOLUTION 5 IS A SPECIAL RESOLUTION AS SET OUT IN THE NOTICE OF MEETING THAT AMEC’S NAME BE CHANGED TO AMEC FOSTER WHEELER PLC - ARE THERE ANY QUESTIONS?

Chairman	THIS CONCLUDES THE FORMAL BUSINESS OF THE GENERAL MEETING.

Chairman

THANK YOU FOR YOUR ATTENDANCE, AND MAY I REMIND YOU TO PLACE YOUR VOTING CARD IN THE BALLOT BOX WITHIN THE NEXT 10 MINUTES AFTER WHICH THE POLL WILL CLOSE. IF YOU ARE IN ANY DOUBT AS TO THE PROCEDURE TO FOLLOW, PLEASE ASK A REPRESENTATIVE OF THE COMPANY’S REGISTRARS WHO WILL BE AT THE BALLOT BOX.

THE RESULTS OF THE POLL WILL BE ANNOUNCED TO THE MARKET VIA A REGULATORY INFORMATION SERVICE ONCE THE FINAL VOTES HAVE BEEN COUNTED AND WILL ALSO BE AVAILABLE ON OUR WEBSITE.

THIS CONCLUDES THE BUSINESS OF THE GENERAL MEETING AND I NOW DECLARE THE MEETING CLOSED.